BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:             John Reynolds

    Assistant Director

April 16, 2012

Re:         Tumi Holdings, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-178466

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between April 6, 2012 and the date hereof the number of Preliminary Prospectuses dated April 6, 2012, which were furnished to 5 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others, was approximately 1,755.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on April 18, 2012 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

GOLDMAN, SACHS & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

[Signature Page to Underwriters’ Acceleration Request]

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Cullen C. Lee
Name: Cullen C. Lee
Title: Director - GMSG

[Signature Page to Underwriters’ Acceleration Request]